SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated June 28, 2005, relating to the design service partnership between the Registrant and Magma Design Automation Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	Chairman of the Board, President and Chief Executive Officer

Date: June 29, 2005

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated June 28, 2005, relating to the design service partnership between the Registrant and Magma Design Automation Inc.

Exhibit 99.1

SMIC and Magma Forge Design Service Partnership to Offer Integrated RTL-to-GDSII Design Solution and Services for Nanometer Processes

Shanghai [2005-06-28]

SHANGHAI, China and SANTA CLARA, Calif., June 28, 2005 — Semiconductor Manufacturing International Corporation - SMIC (NYSE: SMI and HKSE: 981) and Magma® Design Automation Inc. (Nasdaq: LAVA) today announced a formal partnership between the two companies. SMIC’s Design Service Division is adopting Magma’s highly productive integrated RTL-to-GDSII design solution – including Blast Create™, Blast Plan™ Pro, Blast Fusion® and Blast Power™ – for its ASIC design projects, as well as the SiliconSmart® products for characterization and model creation of libraries and macros. To ensure successful adoption, a Magma support team will be on site at SMIC. With an experienced design service team and a suite of proven design tools, mutual customers can implement system-on-chip (SoC) designs quickly and consistently.

“We are impressed by the way Magma’s integrated solution enabled us to take a design from netlist to GDSII quickly,” said Paul Ouyang, vice president of Design Services of SMIC. “As design complexity and time-to-market pressures increase, we find that an inherently integrated flow that delivers better results is critical. With its unified datamodel, Magma provides tight integration and enables our engineers to communicate more easily with the customer, allowing us to quickly finish the design.”

Magma is pleased that the one of the leading foundries in the world is leveraging the Magma technology to create supply chain solutions that will contribute to SMIC’s growth,” said Michael Ma, vice president, Foundry and IP Relationships for Magma. “SMIC’s adoption of our industry-leading IC implementation solution and comprehensive library characterization capabilities demonstrate the crucial role Magma technology plays in the deployment of silicon manufacturing processes.”

Magma’s Integrated RTL-to-GDSII Solution for Nanometer Designs

Each component of the Magma system is based on a unified data model and uses the same timing, power and signal integrity analysis and optimization engines. As a result, the Magma system provides an accurate and highly integrated IC implementation solution that allows designers to address key nanometer design issues such as on-chip variation (OCV) considerations, complex physical design rules and noise avoidance during implementation. By providing concurrent optimization within a unified environment, the Magma system helps designers to achieve performance goals and meet delivery schedules.

Blast Create, Blast Plan Pro, Blast Power and Blast Fusion are the key components of the tightly integrated Magma system. Blast Create is a predictable RTL-to-placed gates solution that enables designers to determine whether their design will meet timing prior to handing it off to layout. The high-capacity hierarchical design planning and prototyping capabilities in Blast Plan Pro enable designers to minimize the cycle time for top-level analysis and optimization on large and complex designs. Blast Plan Pro leverages Magma’s unique GlassBox™ modeling technology to retain the relevant timing information in each block, allowing full optimization with minimal data. Blast Power leverages embedded power, timing and voltage drop analysis to enable on-the-fly power versus timing trade-offs without having to leave the implementation system, ensuring rapid convergence. Blast Fusion is a fast physical design system for advanced methodologies and nanometer process technologies. It provides advanced analysis and optimization capabilities for designing high-performance, low-power designs.

Blast Fusion enables rapid design closure, taking into account new nanometer design challenges such as OCV.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.11-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, and ISO14001 certifications. For additional information, please visit http://www.smics.com.

About Magma

Magma provides leading software for designing highly complex integrated circuits while maximizing Quality of Results with respect to area, timing and power, and at the same time reducing overall design cycles and costs. Magma provides a complete RTL-to-GDSII design flow that includes prototyping, synthesis, place & route, and signal and power integrity chip design capabilities, capacitance extraction, design for test (DFT), physical verification (DRC/LVS), static and statistical timing analysis, and characterization and modeling in a single executable, offering “The Fastest Path from RTL to Silicon”™. Magma’s software also includes products for advanced logical, physical synthesis and architecture development tools for programmable logic devices (PLDs), FPGAs and Structured ASICs; capacitance extraction; and characterization and modeling. The company’s stock trades on Nasdaq under the ticker symbol LAVA. Visit Magma Design Automation on the Web at www.magma-da.com.